tns™

[redacted]

06016454

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

The Securities and Exchange Commission
Filing Desk
Division of Corporate Finance
450 Fifth Street, NW
Washington DC
20549
USA

082-04668

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 31 2006
WASH. D.C.
213

29 August 2006

Dear Sir or Madam

SUPPL

Schemetype Limited
The Customer Equity Company Limited
TNS Euro Finance Limited
TNS Media Intelligence Limited
TNS-NFO Limited

Please find enclosed for your records various documents recently filed with the UK Registrar of Companies in respect of the above named companies, all belonging to the Taylor Nelson Sofres plc Group of Companies.

Should you require anything further please do not hesitate to contact me on 44 20 8 967 2230.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

Enclosures:

dlw 9/5

X:\Users\CompanySecretarial 060101\Team Information\Tom's Info\Correspondence\L0036.doc

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	5522068
Company Name in full	TNS-NFO UK Limited

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19,417		
Nominal value of each share	$3,320.00		
Amount (if any) paid or due on each share *(including any share premium)*	$4,120.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Taylor Nelson Sofres International Limited	Class of shares allotted: Ordinary	Number allotted: 19,417
Address: TNS House Westgate London		
UK postcode: W5 1UA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29 August 2006.

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Taylor Nelson Sofres plc, Westgate, London, W5 1UA

Tel 020 8 967 0007

DX number DX exchange

28 JUL 2006

The Company Secretary
TNS-NFO UK LIMITED
Tns House
West Gate
London
W5 1UA

49139-00161

Companies House
— for the record —

Our Ref 5522068/01/01
Date 26th July 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 5522068

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **22nd July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Enter details of your company's principal business activities in section 1
- Enter details of share capital in section 3
- Enter details of current shareholders in section 4A
- Enter details of any former shareholders in section 4B
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **29th July 2006 the return date**
- Reaches Companies House by **26th August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House
— for the record —

Company Name
TNS-NFO UK LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
5522068
Information extracted from Companies House records on
22nd July 2006

Section 1: Company details

Ref: 5522068/01/01

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** **Description** 7499 NON-TRADING COMPANY.

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David PARRY **Address** 42 Kerr Place Old Brewery Close Aylesbury HP21 7BB **Date of birth** 25/01/1964 **Nationality** British **Occupation** Tax Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David PARRY ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND **Date of birth** 23/08/1959 **Nationality** British **Occupation** Company Secretary	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ __ / __ __ / __ __ __ __ Nationality ______ Occupation ______ Date of change __ __ / __ __ / __ __ __ __ Date Ian John PORTAL ceased to be director (if applicable) __ __ / __ __ / __ __ __ __
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Lawyer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ __ / __ __ / __ __ __ __ Nationality ______ Occupation ______ Date of change __ __ / __ __ / __ __ __ __ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Company Number - 5522068

Section 3: Total Issued Share Capital

(B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY $1	1	$1
ORDINARY $3320.00	99,999	$331,996,680.00

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 100,000

Aggregate Nominal Value of issued shares: $331,996,681.00

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TAYLOR NELSON SOFRES INTERNATIONAL LIMITED. Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA	1 SHARE ORDINARY $1		
Name TAYLOR NELSON SOFRES INTERNATIONAL LIMITED Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA	99,999 SHARES ORDINARY $3,320.00		
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: TNS Nectar Inc Address: TNS House WESTGATE LONDON UK Postcode W5 1UA	1 SHARE ORDINARY $1	11.08.05
Name: TAYLOR NELSON SOFRES PLC Address: TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA	1 SHARE ORDINARY $1	19.08.05
Name: TAYLOR NELSON SOFRES PLC Address: TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA	80,452 SHARES ORDINARY $3,320	19.08.05
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 29 / 08 / 2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *29/7/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: GROUP SECRETARIAT

Telephone number *inc code*: 0208 967 0007

Address:
TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: W5 1UA.

2 1 JUL 2006

The Company Secretary
TNS EURO FINANCE LIMITED
Tns House
Westgate
London
W5 1UA

48258-01651

Companies House
— for the record —

Our Ref 3229747/03/10
Date 21st July 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 3229747

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **15th July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **26th July 2006 the return date**
- Reaches Companies House by **23rd August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

TNS EURO FINANCE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3229747

Information extracted from Companies House records on

15th July 2006

Section 1: Company details

Ref: 3229747/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change / / Date Ian John PORTAL ceased to be secretary (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Michael Godfrey GORTON** **Address** **Mead House** **Aston Rowant** **Oxon** **OX9 5SN** **Date of birth** **11/01/1942** **Nationality** **British** **Occupation** **Manager**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Michael Godfrey GORTON ceased to be director (if applicable) / /

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael Anthony KIRKHAM	Name
	Address 12 Queen Annes Grove London W4 1HN	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
		UK Postcode
	Date of birth 19/06/1946	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Nationality
	Occupation Market Research	Occupation
		Date of change __ / __ / ____
		Date Michael Anthony KIRKHAM ceased to be director (if applicable) 10 / 05 / 2006

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ORDINARY *Number* 1 *Date of transfer* 22/12/2004

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TAYLOR NELSON SOFRES INTERNATIONAL LIMITED Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA	1 ORDINARY SHARE OF £1		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 29 / 08 / 2006.

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *26/7/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: GROUP SECRETARIAT

Telephone number *inc code*: 0208 9670007

Address:
TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*: __ __ __ __ __ __ __

DX exchange: ______________

Postcode: W5 1UA

The Company Secretary
TNS MEDIA INTELLIGENCE LIMITED
Tns House
Westgate
London
W5 1UA

48253-00104

Companies House
— for the record —

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 540209/03/10
Date 20th July 2006

2006 Annual Return for Company Number 540209

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **15th July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **23rd July 2006 the return date**
- Reaches Companies House by **20th August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it *easier for you to access information and file documents.*

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call 0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House
— for the record —

Company Name
TNS MEDIA INTELLIGENCE LIMITED

Company Type
Private Company Limited By Shares

Company Number
540209

Information extracted from Companies House records on
15th July 2006

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 540209/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**At Registered Office**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code / Description 9305 Other service activities n.e.c. 7487 Other business activities**	**SIC CODE / Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> ~~**Director**~~ *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	~~**Name**~~ **ANNAN LIMITED** **Address** **6TH Floor** **94 Wigmore Street** **London** **W1U 3RF** **Date of birth** **26/06/1984** **Nationality** **British** **Occupation** **Corporate Body**	~~Name~~ ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date ANNAN LIMITED ceased to be ~~director (if applicable)~~ ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Included in error, above Director never appointed.

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jean Michel PORTAIL** **Address** **4 Rue Francois Couperin** **Noisy Le Roi** **78590** **France** **Date of birth** **25/02/1947** **Nationality** **French** **Occupation** **Managing Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Jean Michel PORTAIL ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jean Michel PORTIER** **Address** **84 Rue De Longchamp** **Paris 75016** **France** **Date of birth** **02/06/1952** **Nationality** **French** **Occupation** **None**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Jean Michel PORTIER ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 5: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **50,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£50,000.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **50,000**	Total number of shares issued
	Total Nominal value of shares issued **£50,000.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS UK LIMITED	Name ______	
Address Westgate London W5 1UP	Address ______ ______ ______ UK Postcode ____ ___	**Shares transferred by** TNS UK LIMITED
Shares held *Class* / *Number*	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer*
Ordinary / 50000	______ / ______	______ / ______ / __/__/____
	______ / ______	______ / ______ / __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______ (Director / Secretary)

Date 29/08/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***23/7/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: GROUP SECRETARIAT

Telephone number *inc code*: 0208 9670007

Address:
TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

The Company Secretary
THE CUSTOMER EQUITY COMPANY LIMITED
Tns House
Westgate
London
W5 1UA

49959-01220

RECEIVED
07 AUG 2006

Companies House
for the record

Our Ref 4049251/03/10
Date 4th August 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 4049251

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **29th July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **8th August 2006 the return date**
- Reaches Companies House by **5th September 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

THE CUSTOMER EQUITY COMPANY LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

4049251

Information extracted from Companies House records on

29th July 2006

Section 1: Company details

Ref: 4049251/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Henry Wilfred BARENBLATT **Address** 89 Kloof Road Bantry Bay Cape Town 8000 South Africa **Date of birth** 14/02/1949 **Nationality** South African **Occupation** Businessman	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Henry Wilfred BARENBLATT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stuart CAMPBELL MORRIS **Address** Po Box 60992 Dubai United Arab Emirates **Date of birth** 21/07/1948 **Nationality** British **Occupation** Marketing Research Consultant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Stuart CAMPBELL MORRIS ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Amaury Jean-Claude Yves Marie DE CONDE **Address** 15 Avenue De Circourt La Celle St Cloud 78170 France **Date of birth** 05/01/1961 **Nationality** French **Occupation** Market Research	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Amaury Jean-Claude Yves Marie DE CONDE ceased to be director (if applicable) / /

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Richard HANNAY **Address** 60 Woodhurst Avenue Orpington Kent BR5 1AS **Date of birth** 31/07/1958 **Nationality** British **Occupation** Market Research	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date David Richard HANNAY ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Andrew Robert LANCEFIELD **Address** 1 Rose Street Newlands Cape Town 7700 South Africa **Date of birth** 10/05/1961 **Nationality** South African **Occupation** Accountant	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Andrew Robert LANCEFIELD ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Lesley Alexandra VAN DER WALT **Address** 23 Sanatorium Road Claremont Western Cape 7708 South Africa **Date of birth** 21/02/1965 **Nationality** South African **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Lesley Alexandra VAN DER WALT ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 8	Number of shares issued
	Aggregate Nominal Value of issued shares £8.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 8	Total number of shares issued
	Total Nominal value of shares issued £8.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** RESEARCH SURVEYS PTY LIMITED **Address** 99 Kloot Street Gardens Po Box 4626 Cape Town 8066 South Africa **Shares held** *Class* Ordinary *Number* 2	Name ____ Address ____ ____ ____ UK Postcode **Shares held** *Class* ____ *Number* ____	**Shares transferred by** RESEARCH SURVEYS PTY LIMITED *Class* ____ *Number* ____ *Date of transfer* __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES BV **Address** Illegible 1013 Ks Amsterdam Netherlands **Shares held** *Class* Ordinary *Number* 6	Name ____ Address ____ ____ ____ UK Postcode **Shares held** *Class* ____ *Number* ____	**Shares transferred by** TAYLOR NELSON SOFRES BV *Class* ____ *Number* ____ *Date of transfer* __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

363s Annual Return Declaration

Companies House — for the record

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 29/08/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***8/8/2006***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **8th August 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: GROUP SECRETARIAT

Telephone number *inc code*: 0208 9670007

Address: TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

RECEIVED
24 JUL 2006

The Company Secretary
SCHEMETYPE LIMITED
Tns House
Westgate
London
W5 1UA

48253-00979

Companies House
— for the record —

Our Ref 2679478/03/10
Date 20th July 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 2679478

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **15th July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **23rd July 2006 the return date**
- Reaches Companies House by **20th August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- ☐ Change or correct the registered office address of the company;
- ☐ Notify or change the address where the company's register of members is kept (if applicable);
- ☐ Notify or change the address where the company's register of debenture holders is kept;
- ☐ Change or add to the pre-printed list of principal business activities;
- ☐ Change or correct any pre-printed information about the company's existing directors and secretaries;
- ☐ Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- ☐ *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- ☐ *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- ☐ The appointment of any new company officers. You must use form 288a;
- ☐ The allotment of new shares. You must use form 88(2);
- ☐ An increase in total nominal share capital. You must use form 123.

REMEMBER:

- ☐ *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk
Switchboard 029 2038 8588

Companies House
— for the record —

Company Name
SCHEMETYPE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2679478
Information extracted from Companies House records on
15th July 2006

Section 1: Company details

Ref: 2679478/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **6523** **Other financial intermediation**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Andrew Kenneth BOLAND** **Address** **Rainbows** **Manor Lane** **Gerrards Cross** **Bucks** **SL9 7NJ** **Date of birth** **01/12/1969** **Nationality** **British** **Occupation** **Finance Direct**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Andrew Kenneth BOLAND ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David Soutar LOWDEN** **Address** **The Squirrels** **Riversdale** **Bourne End** **Buckinghamshire** **SL8 5EB** **Date of birth** **16/08/1957** **Nationality** **British** **Occupation** **Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David Soutar LOWDEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jameson SMITH** **Address** **33 Woodend Drive** **Sunninghill** **Berkshire** **SL5 9BD** **Date of birth** **25/03/1962** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Jameson SMITH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share ____
	Nominal value of each share **£1.00**	Nominal value of each share ____
	Number of shares issued **2**	Number of shares issued ____
	Aggregate Nominal Value of issued shares **£2.00**	Aggregate Nominal Value of issued shares ____
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **2**	Total number of shares issued ____
	Total Nominal value of shares issued **£2.00**	Total Nominal value of shares issued ____

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary, *Number* 1	Name ______ Address ______ ______ ______ UK Postcode ______ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES INTERNATIONAL LTD **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary, *Number* 1	Name ______ Address ______ ______ ______ UK Postcode ______ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TAYLOR NELSON SOFRES INTERNATIONAL LTD *Class* ______ *Number* ______ *Date of transfer* __/__/____

the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 29/08/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***23/7/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: GROUP SECRETARIAT

Telephone number *inc code*: 0208 9670007

Address:
TAYLOR NELSON SOFRES PLC
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode: W5 1UA